Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105-3441
Telephone (415) 856-7000
Facsimile (415) 856-7100
Internet www.paulhastings.com
September 30, 2005
VIA EDGAR CORRESPONDENCE FILING
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Kayne Anderson MLP Investment Company File Nos. 333-123595 & 811-21593
Sir or Madam:
On behalf of Kayne Anderson MLP Investment Company (the “Fund”), attached please find the following for filing: the Fund’s pre-effective amendment No. 3 to its registration statement on Form N-2 with respect to the Fund’s issuance of common stock.
Please direct any inquiries regarding this filing to the undersigned at (415) 856-7041.

Very truly yours, /s/ H. Sarah Whittington H. Sarah Whittington for PAUL, HASTINGS, JANOFSKY & WALKER LLP
Enclosures
cc:	Kevin S. McCarthy (w/ enclosures) David J. Shladovsky, Esq. (w/ enclosures) David A. Hearth, Esq. (w/ enclosures) John A. MacKinnon, Esq. (w/ enclosures)